Almere, The Netherlands
April 23, 2013

ASMI ANNOUNCES WITHDRAWAL BY
MR. G. J. KRAMER OF AVAILABILITY FOR REAPPOINTMENT TO THE SUPERVISORY BOARD

ASM International N.V. (NASDAQ: ASMI and NYSE Euronext Exchange in Amsterdam: ASM) today announces that Mr. Gert-Jan Kramer has notified the Company that he is withdrawing his availability for reappointment to the Company's supervisory board as included in the agenda for the annual general meeting of shareholders of the Company to be held on May 16, 2013 (the "2013 AGM"). Mr. Gert-Jan Kramer is the chairman of the supervisory board since his appointment in 2009 and his term ends at the 2013 AGM.

Mr. Kramer has taken this decision after the receipt by the supervisory board of a letter from Mr. Arthur del Prado, in which he expresses his intention to vote against the proposed reappointment of Mr. Kramer to the supervisory board at the 2013 AGM. In his letter Mr. Arthur del Prado expresses disappointment about his communication with the Company which in his view is an important responsibility of the chairman of the supervisory board and which has resulted in a loss of confidence on his part in Mr. Kramer. Mr. Arthur del Prado also expresses his continued commitment to the Company and its future.

Based on his views on corporate governance Mr. Kramer disagrees with Mr. Arthur del Prado's view on his responsibility for communication between the Company and shareholders. However, Mr. Kramer believes that it is not in the best interest of the Company to pursue a reappointment that could provoke

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controversy in the 2013 AGM. Consequently Mr. Kramer has decided to withdraw his availability for reappointment.

The supervisory board regrets but respects Mr. Kramer's decision. It will consider how to fill the vacancy in the board that has arisen in due course and further announcements will be made when appropriate.

As a result of these developments agenda item 7 (a) of the 2013 AGM is withdrawn.

About ASM International
ASM International NV, headquartered in Almere, the Netherlands, its subsidiaries and participations design and manufacture equipment and materials used to produce semiconductor devices. ASM International, its subsidiaries and participations provide production solutions for wafer processing (Front-end segment) as well as for assembly & packaging and surface mount technology (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International's common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI's website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, corporate transactions, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company's filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company's reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

CONTACT

Investor contact:
Victor Bareño
T: +31 88 100 8500

Mary Jo Dieckhaus
T: +1 212 986 2900

Media contact:
Ian Bickerton
T: +31 625 018 512

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